Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2025

Nomad Foods Limited—Interim management report
Results for the three months ended March 31, 2025
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the three months ended March 31,
	2025	2024
	€m	€m
Net cash generated from operating activities	50.6	99.0
Net cash used in investing activities	(17.5)	(16.8)
Net cash used in financing activities	(110.5)	(87.5)
Net decrease in cash and cash equivalents	(77.4)	(5.3)
Cash and cash equivalents at end of period	329.8	390.7

Cash and cash equivalents decreased during the three months ended March 31, 2025 as well as in the three months ended March 31, 2024.

Net cash generated from operating activities decreased by €48.4 million compared to the three months ended March 31, 2024, primarily driven by movements in working capital. The net cash outflow from changes in working capital was €42.4 million in the three months ended March 31, 2025, compared to a net cash inflow of €9.8 million in the three months ended March 31, 2024.

Net cash used in investing activities decreased by €0.7 million compared to the three months ended March 31, 2024. Payments for property, plant and equipment and intangibles of €18.7 million were offset by interest received of €1.2 million in the three months ended March 31, 2025, compared to payments for property, plant and equipment and intangibles of €18.8 million, offset by €2.0 million interest received in the three months ended March 31, 2024.

Net cash used in financing activities increased by €23.0 million compared to the three months ended March 31, 2024. The net cash outflow in the three months ended March 31, 2025 included interest payments of €28.1 million, dividend payments of €25.3 million, payments for the repurchase of ordinary shares of €48.9 million and lease payments of €8.2 million. The net cash outflow in the three months ended March 31, 2024 included interest payments of €50.4 million, dividend payments of €22.3 million, payments for the repurchase of ordinary shares of €7.1 million and lease payments of €7.2 million.

Nomad Foods Limited—Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2025 (unaudited) and December 31, 2024 (audited)

		March 31, 2025	December 31, 2024
	Note	€m	€m
Non-current assets
Goodwill		2,104.8	2,106.1
Intangible assets		2,472.3	2,472.9
Property, plant and equipment		584.5	591.1
Other non-current assets		7.9	8.6
Derivative financial instruments	10	0.4	4.3
Deferred tax assets		11.3	14.7
Total non-current assets		5,181.2	5,197.7
Current assets
Cash and cash equivalents	9	329.8	403.3
Inventories		462.5	441.5
Trade and other receivables		387.6	334.6
Current tax receivable		36.0	37.6
Derivative financial instruments	10	3.6	16.9
Total current assets		1,219.5	1,233.9
Total assets		6,400.7	6,431.6
Current liabilities
Trade and other payables		856.6	829.1
Current tax payable		221.4	226.7
Provisions	11	28.4	27.1
Loans and borrowings	10	27.5	26.0
Derivative financial instruments	10	14.3	14.4
Total current liabilities		1,148.2	1,123.3
Non-current liabilities
Loans and borrowings	10	2,123.8	2,151.4
Employee benefits	12	146.5	152.1
Other non-current liabilities		0.5	0.5
Provisions	11	2.6	2.7
Derivative financial instruments	10	76.0	46.4
Deferred tax liabilities		288.8	292.7
Total non-current liabilities		2,638.2	2,645.8
Total liabilities		3,786.4	3,769.1
Net assets		2,614.3	2,662.5
Equity attributable to equity holders
Share capital and capital reserve	14	1,268.5	1,316.4
Share based compensation reserve	13	25.6	26.2
Translation reserve		133.3	135.3
Other reserves	14	(26.1)	(14.9)
Retained earnings		1,213.0	1,199.5
Total equity		2,614.3	2,662.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three months ended March 31, 2025 and March 31, 2024

		For the three months ended March 31,
		2025	2024
	Note	€m	€m
Revenue		760.1	783.7
Cost of sales		(548.5)	(572.8)
Gross profit		211.6	210.9
Other operating expenses		(120.7)	(115.4)
Exceptional items	5	(17.1)	(23.5)
Operating profit		73.8	72.0
Finance income	6	1.5	5.9
Finance costs	6	(35.6)	(36.0)
Net financing costs		(34.1)	(30.1)
Profit before tax		39.7	41.9
Taxation	7	(7.0)	(7.4)
Profit for the period		32.7	34.5

Earnings per share
Basic and diluted earnings per share	8	€0.21	€0.21
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three months ended March 31, 2025 and March 31, 2024

		For the three months ended March 31,
		2025	2024
	Note	€m	€m
Profit for the period		32.7	34.5
Other comprehensive (loss)/income:
Actuarial gains on defined benefit pension plans	12	8.4	3.9
Taxation charge on measurement of defined benefit pension plans		(2.3)	(1.2)
Items not reclassified to the Statement of Profit or Loss		6.1	2.7
Exchange differences on translation of foreign operations		(2.0)	3.6
Cash flow hedges		(10.3)	12.3
Taxation credit/(charge) relating to components of other comprehensive income		3.5	(3.8)
Items that may be subsequently reclassified to the Statement of Profit or Loss		(8.8)	12.1
Other comprehensive (loss)/income for the period, net of tax		(2.7)	14.8
Total comprehensive income for the period		30.0	49.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2025

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2025		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5
Profit for the period		—	—	—	—	32.7	32.7
Other comprehensive (loss)/income for the period		—	—	(2.0)	(6.8)	6.1	(2.7)
Total comprehensive (loss)/income for the period		—	—	(2.0)	(6.8)	38.8	30.0
Deferred hedging gains and costs of hedging transferred to the carrying value of inventory		—	—	—	(4.4)	—	(4.4)
Transactions with owners, recognized directly in equity:
Share based payment charge	13	—	3.6	—	—	—	3.6
Repurchase of ordinary shares	14	(47.9)	—	—	—	—	(47.9)
Dividends	14	—	—	—	—	(25.3)	(25.3)
Reclassification of awards for settlement of tax liabilities	13	—	(4.2)	—	—	—	(4.2)
Total transactions with owners, recognized directly in equity		(47.9)	(0.6)	—	—	(25.3)	(73.8)
Balance as of March 31, 2025		1,268.5	25.6	133.3	(26.1)	1,213.0	2,614.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the three months ended March 31, 2024

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2024		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
Profit for the period		—	—	—	—	34.5	34.5
Other comprehensive income for the period		—	—	3.6	8.5	2.7	14.8
Total comprehensive income for the period		—	—	3.6	8.5	37.2	49.3
Deferred hedging losses and costs of hedging transferred to the carrying value of inventory		—	—	—	4.3	—	4.3
Transactions with owners, recognized directly in equity:
Share based payment charge		—	3.1	—	—	—	3.1
Repurchase of ordinary shares		(7.1)	—	—	—	—	(7.1)
Dividends	14	—	—	—	—	(22.3)	(22.3)
Total transactions with owners, recognized directly in equity		(7.1)	3.1	—	—	(22.3)	(26.3)
Balance as of March 31, 2024		1,419.0	34.5	104.6	(11.8)	1,072.9	2,619.2

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2025 and March 31, 2024

		For the three months ended March 31,
		2025	2024
	Note	€m	€m
Cash flows from operating activities
Profit for the period		32.7	34.5
Adjustments for:
Exceptional items	5	17.1	23.5
Share based payments expense	13	3.6	3.1
Depreciation and amortization	4	24.0	23.1
Loss on disposal and impairment of property, plant and equipment		0.3	0.4
Net finance costs	6	34.1	30.1
Other operating cash flow adjustments		0.5	—
Taxation	7	7.0	7.4
Operating cash flow before changes in working capital, provisions and exceptional items		119.3	122.1
(Increase)/decrease in inventories		(23.4)	14.2
Increase in trade and other receivables		(51.9)	(81.3)
Increase in trade and other payables		32.3	77.1
Increase/(decrease) in employee benefits and other provisions		0.6	(0.2)
Cash generated from operations before tax and exceptional items		76.9	131.9
Payments relating to exceptional items	5	(14.4)	(24.0)
Tax paid		(11.9)	(8.9)
Net cash generated from operating activities		50.6	99.0
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles		(18.7)	(18.8)
Interest received		1.2	2.0
Net cash used in investing activities		(17.5)	(16.8)
Cash flows from financing activities
Repurchase of ordinary shares	14	(48.9)	(7.1)
Dividends paid	14	(25.3)	(22.3)
Payment of lease liabilities		(8.2)	(7.2)
Payment of financing fees		—	(0.5)
Interest paid		(28.1)	(50.4)
Net cash used in financing activities		(110.5)	(87.5)
Net decrease in cash and cash equivalents		(77.4)	(5.3)
Cash and cash equivalents at beginning of period	9	403.3	399.7
Effect of exchange rate fluctuations		3.9	(3.7)
Cash and cash equivalents at end of period	9	329.8	390.7
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information
These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three months ended March 31, 2025 comprise the results and financial position of Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110 British Virgin Islands. Nomad is headquartered in the United Kingdom and the Company is domiciled for tax purposes in the United Kingdom. Additional information may be found at www.nomadfoods.com.
The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our ice cream business, which follows a different seasonality pattern with stronger performance through the summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 6, 2025.
The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024, except for taxes on income. Taxes on income are provided for based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe are appropriate under the circumstances, such as supply chain disruptions, high inflation and the ongoing conflict between Ukraine and Russia. Actual results could differ from these estimates. The Directors, at the time of approving these financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these financial statements given the cash funds available and the current forecast cash outflows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.

Recently issued and not yet adopted accounting pronouncements under IFRS
All recently issued and not yet adopted accounting standards have been considered. Adoption of these accounting standards are not expected to have a material effect on the reporting entity’s financial position or results of operations, except as reported below.
IFRS 18
On April 9, 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements' ("IFRS 18"). IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. IFRS 18 introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of IFRS 18 include:
•    Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
•    Requiring disclosure about management-defined performance measures; and
•    Adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is assessing the full impact of the standard.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
• Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
• Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
• Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
• Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
Amendments to IFRS 9 and IFRS 7 applies for annual reporting periods beginning on or after January 1, 2026. The Company does not expect these amendments to have a material impact on its operations or financial statements.
3.    Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken. In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended March 31, 2025, continue to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.
Key Judgments
Judgments are made in the process of applying accounting policies. Those judgments which are considered key are listed below.
a)     Discounts and trade promotions
Management uses judgment when considering when accruals for discounts and trade promotions that have not been claimed can be reversed. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that the accrual will no longer be utilized.
b)    Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release. Please refer to Note 7 for further information.

c)    Cash generating units
When performing goodwill impairment testing, management applies judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”.
d)    Operating segments
Management applies judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management has considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 4 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the condensed consolidated interim financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation, as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment.
In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, wheat and energy. The ongoing conflict and economic sanctions have seen considerable reductions in the availability or increase in cost of such raw materials and resources. At this time it is not possible to predict the extent or nature of future impacts on our business although we expect the current conflict to continue for some time.
a)    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial period end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience. It is impracticable to disclose the extent of the possible effects of estimation uncertainty, however, it is reasonably possible that outcomes within the next financial year from these agreements are materially different in aggregate to those estimated.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer where there is a legally enforceable right of offset and where settlement is expected to occur on a net basis, otherwise they are presented as trade term payables. The balance of the reduction in trade receivables for trade terms as of March 31, 2025 is disclosed in Note 10.

b)    Employee benefit obligations
The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist and so mortgage bonds are used. See Note 12 for details of material changes, if any, to assumptions since December 31, 2024.
c)    Provisions for uncertain tax positions
The Company operates in many different jurisdictions and in some of these jurisdictions there are certain tax matters which are under discussion with local tax authorities, including as part of tax audits. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds.
Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes.
Other estimates
a)    Carrying value of goodwill and brands
The Company's goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment. Determining whether goodwill and indefinite life brands are impaired requires an estimation of the value in use. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Future cash flows for the purposes of the value in use calculation are taken from approved budgets.
b)    Fair value of derivative financial instruments
Note 10 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet date. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations. These inputs may be readily observable, market corroborated, or generally unobservable inputs and are further discussed in Note 10.

4.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen” which is reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, as the key measure of the segment’s results, which is considered non-IFRS financial information.

Segment Adjusted EBITDA

		For the three months ended March 31,
		2025	2024
	Note	€m	€m
Profit for the period		32.7	34.5
Taxation		7.0	7.4
Net financing costs	6	34.1	30.1
Depreciation & amortization		24.0	23.1
Exceptional items	5	17.1	23.5
Other add-backs		5.2	3.7
Adjusted EBITDA		120.1	122.3

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €4.9 million for the three months ended March 31, 2025 (2024: €3.4 million) , as well as the elimination of non-operating M&A related costs, professional fees and transaction costs of €0.3 million for the three months ended March 31, 2025 (2024: €0.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended March 31,
	2025	2024
	€m	€m
United Kingdom	219.3	225.3
Italy	109.9	110.6
Germany	106.0	112.6
France	52.1	53.9
Croatia	19.8	20.8
Sweden	35.5	35.8
Austria	37.0	38.5
Serbia	21.3	19.0
Norway	30.6	30.8
Spain	20.3	22.3
Switzerland	19.1	21.6
Rest of Europe	89.2	92.5
Total external revenue by geography	760.1	783.7

5.    Exceptional items

	For the three months ended March 31,
	2025	2024
	€m	€m
Business transformation program (1)	11.0	20.5
Organizational streamlining program (2)	6.1	—
Settlement of legacy matters (3)	—	3.0
Total exceptional items	17.1	23.5

We do not consider these items to be indicative of our ongoing operating performance, allowing investors and management to assess operating performance on a consistent basis.

(1)    Business transformation program
In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program which continues to progress in the current year. Over the next few years, additional transformation phases will be implemented. Progress of the project is ongoing and there remain certain phases to be implemented which are expected to extend beyond 2026. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program includes the evaluation and implementation of a new ERP system.
Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.

(2)    Organizational streamlining program

In 2025, the Company is executing an enterprise-wide restructuring program relating to non-factory operations. The program aims to significantly reduce operational expense through an optimization of the organizational structure. Expenses consist primarily of severance costs. The program is expected to be completed in 2026.

(3)    Settlement of legacy matters
A net expense has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.

Tax impact of exceptional items
The tax impact of the exceptional items for the three months ended March 31, 2025 amounted to a credit of €4.1 million (2024: €5.7 million).
Cash flow impact of exceptional items
Included in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2025 is €14.4 million (2024: €24.0 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.    Finance income and costs

	For the three months ended March 31,
	2025	2024
	€m	€m

Interest income	1.5	1.8
Net financing gain recognized on debt transactions (a)	—	4.1
Finance income	1.5	5.9
Interest expense (b)	(28.0)	(22.7)
Net pension interest costs	(1.2)	(1.2)
Amortization of debt discounts and borrowing costs	(1.8)	(1.7)
Net foreign exchange losses arising on translation of financial assets and liabilities	(4.6)	(10.2)
Net fair value losses on derivatives held at fair value through profit or loss	—	(0.2)
Finance costs	(35.6)	(36.0)
Net finance costs	(34.1)	(30.1)
(a) Finance income for the three months ended March 31, 2024 of €4.1 million has been recognized from the repricing of debt in February 2024.
(b) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
7.    Taxation
Income tax expense of €7.0 million for the three months ended March 31, 2025 (2024: €7.4 million) is provided for based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. This estimate includes the beneficial impact of movements in uncertain tax positions in the period totaling €40.4 million (2024: €7.0 million). The UK statutory rate of corporation tax has been 25% since April 1, 2023.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified and management assesses that the risk of that exposure crystallizing is probable, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided.

8.    Earnings per share
Basic earnings per share

	For the three months ended March 31,
	2025	2024
Profit for the period attributable to equity owners of the parent (€m)	32.7	34.5
Weighted average Ordinary Shares and shares issuable solely after the passage of time in millions	154.6	163.2
Basic earnings per share	€0.21	€0.21

For the three months ended March 31, 2025, the number of shares in both basic and diluted earnings per share calculations has been adjusted to include 20,000 shares (2024: 292,687 shares) to be issued in future periods as all conditions have been met. The diluted earnings per share calculation also includes an estimate of 194,555 potential ordinary shares for the three months ended March 31, 2025 (2024: 109,322 shares), calculated using the treasury method, on long term incentive plans contingent on service only. There are no adjustments to the profit for the period attributable to equity owners of the parent.

Diluted earnings per share

	For the three months ended March 31,
	2025	2024
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	32.7	34.5
Weighted average Ordinary Shares, shares issuable solely after the passage of time and potential ordinary shares in millions	154.8	163.3
Diluted earnings per share	€0.21	€0.21
9.    Cash and cash equivalents

	March 31, 2025	December 31, 2024
	€m	€m
Cash and cash equivalents	329.8	403.3

‘Cash and cash equivalents’ comprise cash balances and deposits.

10.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
March 31, 2025	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	4.0	—	4.0
Trade and other receivables	344.4	—	—	—	344.4
Cash and cash equivalents	147.6	182.2	—	—	329.8
Liabilities
Derivative financial instruments	—	—	(90.3)	—	(90.3)
Trade and other payables excluding non-financial liabilities	—	—	—	(797.9)	(797.9)
Loans and borrowings	—	—	—	(2,151.3)	(2,151.3)
Total	492	182.2	(86.3)	(2,949.2)	(2,361.3)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €182.1 million.

Loans and borrowings includes €92.3 million relating to lease liabilities.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
December 31, 2024	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	21.2	—	21.2
Trade and other receivables	302.1	—	—	—	302.1
Cash and cash equivalents	235.6	167.7	—	—	403.3
Liabilities
Derivative financial instruments	—	—	(60.8)	—	(60.8)
Trade and other payables excluding non-financial liabilities	—	—	—	(773.5)	(773.5)
Loans and borrowings	—	—	—	(2,177.4)	(2,177.4)
Total	537.7	167.7	(39.6)	(2,950.9)	(2,285.1)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €222.2 million.
Loans and borrowings includes €94.1 million relating to lease liabilities.
The Company has determined that the carrying amounts of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Interest bearing loans and borrowings
The fair value of the senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.
Syndicated loans includes the Senior U.S. Dollar debt of $686.1 million (€634.2 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable on November 10, 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the outstanding loan value post the last repricing or $6.9 million (€6.4 million) in October each year until maturity. The Senior EUR Loan is repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
On February 2, 2024, the Company completed on the repricing of its existing Senior EUR Loan of €130.0 million principal due 2029. Following the closing, the margin on the Senior EUR Loan was reduced by 75 basis points to EURIBOR plus 2.75%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €4.1 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. On April 10, 2024, our interest rate swaps were amended to align more closely with the amended cash flows of our EUR term loan following the repricing.
On May 7, 2024, the Company completed on the repricing of its existing Senior USD Loan of $686.1 million principal due 2029, subject to customary closing conditions. Following the closing, the margin on the Senior USD Loan was reduced by 50 basis points to SOFR plus 2.5% effective from May 7, 2024. There are no changes to the maturity of the Senior USD Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €10.3 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €1.8 million were added to the loan carrying amount and amortized over the remaining loan term. Cross currency interest rate swaps were also amended to align more closely with this change, also taking effect on May 7, 2024.
The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
	€m	€m	€m	€m
Senior EUR/USD loans	1,319.1	1,353.6	1,289.6	1,315.7
Other external debt	0.2	0.2	0.2	0.2
2028 fixed rate senior secured notes	766.5	768.0	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(30.8)	(32.6)
	2,085.8	2,121.8	2,059.0	2,083.3

11.    Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance as of January 1, 2025	8.3	7.4	14.1	29.8
Additional provision in the period	4.6	—	1.4	6.0
Release of provision	—	—	(1.0)	(1.0)
Utilization of provision	(2.7)	—	(1.3)	(4.0)
Foreign exchange	0.1	—	0.1	0.2
Balance as of March 31, 2025	10.3	7.4	13.3	31.0

Analysis of total provisions:			March 31, 2025	December 31, 2024
Current			28.4	27.1
Non-current			2.6	2.7
Total			31.0	29.8
Updates since December 31, 2024
Restructuring
The €10.3 million (December 31, 2024: €8.3 million) provision relates to committed plans for certain restructuring activities of an exceptional nature. The increase in the provision during the period relates to the business transformation and organizational streamlining programs as detailed in Note 5, for which the provisions are due to be settled within the next 12 months. €2.7 million has been utilized in the three months ended March 31, 2025, which relates to these programs.
12.    Employee benefits

The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria, as well as various contribution plans in other countries. Pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the three months ended March 31, 2025.

The total net employee benefit obligations as at March 31, 2025 is as follows:

€m
Balance as of January 1, 2025	152.1
Service cost	0.6
Net interest expense	1.2
Benefits paid	(1.0)
Actuarial gain on pension scheme valuations	(8.4)
Other movements	(0.6)
Foreign exchange differences on translation	2.6
Balance as of March 31, 2025	146.5
The principal assumptions applied for the valuation at March 31, 2025 were the same as those applied at December 31, 2024, except for the German plan, which is the most significant in terms of plan assets and liabilities to the Company. The discount rate applied to the German defined benefit obligations increased from 3.6% to 4.0% and the discount rate applied to the Swedish defined benefit obligations increased from 3.5% to 3.7%.

13.    Share based compensation reserve

The Company's discretionary share award scheme, the LTIP, enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. It is the Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director, whilst recognizing separate annual restricted share awards for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company awards performance share awards and restricted share awards to the management team (the “Management Share Awards”). The Awards active during the current and prior reporting periods are detailed below.

As at March 31, 2025:

	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	March 3, 2025 Award	Other Awards	Total
Number of awards outstanding at January 1, 2025	704,983	922,250	1,059,192	—	441,991	3,128,416
New awards granted in the period	—	—	—	1,077,591	62,000	1,139,591
Forfeitures in the period	(148,989)	(50,674)	(43,399)	—	(15,000)	(258,062)
Awards vested and issued in period	(555,994)	—	—	—	(76,000)	(631,994)
Number of awards outstanding at March 31, 2025	—	871,576	1,015,793	1,077,591	412,991	3,377,951

As at March 31, 2024:

	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	Other Awards	Total
Number of awards outstanding at January 1, 2024	605,600	730,594	1,003,808	—	163,000	2,503,002
New awards granted in the period	—	—	—	1,112,460	—	1,112,460
Forfeitures in the period	—	(9,222)	(11,301)	—	(7,000)	(27,523)
Awards lapsed in the period	(129,048)	—	—	—	—	(129,048)
Number of awards outstanding at March 31, 2024	476,552	721,372	992,507	1,112,460	156,000	3,458,891

In April 2024, based upon vesting of the 2021 Management Share Award, 256,687 new ordinary shares of the Company were issued, net of 219,865 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2021 Management Share Award at the beginning of the current reporting period.
In February 2025, based upon vesting of the 2022 Management Share Award, 349,823 new ordinary shares of the Company were issued, net of 282,171 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares.There remained no outstanding awards of the 2022 Management Share Award at the end of the current reporting period.
During 2024, 1,193,261 share awards were granted as part of the 2024 Management Share Award. The performance period associated with the performance share awards is from January 1, 2024 to January 1, 2027 . The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2027.

During 2025 to date, 1,024,922 performance share awards and 114,669 restricted share awards were granted as part of the 2025 Management Share Award. Of the restricted share awards, 62,000 awards are reported under "Other awards" in the movement table above. The performance period associated with the performance share awards is from January 1, 2025 to January 1, 2028. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2028.

The share-based payment expense reported within the Consolidated Statement of Profit or Loss for the three months ended March 31, 2025 related to the Director and Management Share Awards is €3.5 million (three months ended March 31, 2024: €3.0 million).

The Company calculates the cost of the Management Share Awards based upon their fair value. The performance share awards which were active during the reporting period are subject to non-market performance conditions only. Both performance share awards and restricted share awards do not accrue dividends during the vesting period. The Company recognizes the share price at grant date as the fair value of the awards. The fair values and remaining contractual life of the share awards are as follows:

	January 1, 2023 Award	January 1, 2024 Award	March 3, 2025 Award
Grant date share price and fair value of share award	$17.24	$16.95	$18.90
Exercise price	$—	$—	$—
Remaining contractual life of performance share award	0.75 years	1.75 years	2.9 years
Remaining contractual life of restricted share award	Not applicable	1.75 years	2.9 years
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director has been entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. From July 2025, the annual grant will increase to $140,000. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10. These Non-Executive Directors restricted share awards vested on July 10, 2024 and 23,118 were issued. Of the total 35,082 number of shares vesting, 11,964 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33. This award has a remaining contractual life of 0.25 years.
The total charge for Non-Executive Directors' grants within the Statement of Consolidated Profit or Loss for the three months ended March 31, 2025 for the stock compensation awards was €0.1 million (three months ended March 31, 2024: €0.1 million).
Share based compensation reserve

	2025	2024
	€m	€m
Balance as of January 1	26.2	31.4
Non-Executive Directors' restricted share awards charge	0.1	0.1
Directors' and Senior Management share awards charge	3.5	3.0
Reclassification of awards for settlement of tax liabilities	(4.2)	—
Balance as of March 31	25.6	34.5

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from the Share based compensation reserve for the shares withheld.

14.    Share capital and capital reserve, other reserves and dividends
Ordinary Shares
On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. The program will expire at the end of 2026. Pursuant to the program, as at December 31, 2024, 7,415,614 ordinary shares had been repurchased and canceled at an average price of $17.50, for aggregate gross costs of $129.9 million (€119.6 million), with directly attributed transaction costs of €0.1 million. In the three months ended March 31, 2025, a further 2,874,471 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.38. The aggregate gross costs were $50.0 million (€47.9 million) and directly attributable transaction costs were immaterial. Following settlement, all shares repurchased have been canceled.
See Note 13 for further information on restricted shares vested as part of the 2022 Management Share Award.
The authorized share capital available to the Company consists of an unlimited number of Ordinary Shares, each issued with $nil nominal value.

	Shares		March 31, 2025	December 31, 2024
	March 31, 2025	December 31, 2024	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares with nil nominal value	153,510,214	156,090,858	1,296.0	1,343.8
Total share capital and capital reserve			1,296.0	1,343.8
Listing and share transaction costs			(27.5)	(27.4)
Total net share capital and capital reserve			1,268.5	1,316.4
Other Reserves
Other reserves as at March 31, 2025, include a cash flow hedging reserve of €(30.7) million (December 31, 2024: €(19.9) million) and a cost of hedging reserve with a surplus of €4.6 million (December 31, 2024: surplus of €5.0 million).
Dividends
A dividend of $0.17 per share for the quarter ended March 31, 2025 was approved by the Board of Directors on April 30, 2025 and will be payable on May 28, 2025 based on a record date as of the close of business on May 12, 2025. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend has not been recorded in these consolidated financial statements.
The Board of Directors have previously declared the following dividends:

March 31, 2025
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2024	February 10, 2025	February 26, 2025	0.17	26.2	25.3
			0.17	26.2	25.3

March 31, 2024
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2023	January 29, 2024	February 26, 2024	0.15	24.4	22.3
			0.15	24.4	22.3

15.    Related parties
As of January 1, 2022, the Company amended its Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will continue to provide high-level strategic advice and guidance to the Company for an aggregate annual fee equal to $4.0 million, payable in quarterly installments.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three months ended March 31, 2025 were €0.1 million (three months ended March 31, 2024: €0.1 million). In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 13.

In December 2024, the Company engaged Chubb Fire and Security Ltd ("Chubb") to install safety equipment in a factory. Chubb is owned by the APi Group Corporation of which Sir Martin E. Franklin, James E. Lillie & Ian G. H. Ashken are also directors and therefore may be deemed to exercise significant influence over Chubb. The work commenced in 2024 with €0.8 million billed and outstanding as of December 31, 2024. A further €1.7 million has been committed to in 2025. This service and fees are considered to be immaterial to both parties and are provided on an arms-length basis.
16.    Subsequent events after the Statement of Financial Position date
Share repurchases
From April 1, 2025 to May 2, 2025, the Company has repurchased an additional 762,830 ordinary shares in open market transactions for $14.5 million (€13.4 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Dividends
Details of dividends declared after March 31, 2025 can be found in Note 14.
Toppfrys
On April 28, 2025, the Company announced to its employees that it will close its pea processing operations in Sweden by December 2025. The full financial effect of the closure has yet to be determined but is not expected to be material.